UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 24 March 2021, London UK

Moncef Slaoui Departs Galvani Bioelectronics Board of Directors

The Board of Directors of GlaxoSmithKline plc ("GSK"), the majority shareholder of Galvani Bioelectronics ("Galvani"), today announced the termination of Moncef Slaoui as Chair of the Galvani Board of Directors, effective immediately.

The termination follows the receipt of a letter containing allegations of sexual harassment and inappropriate conduct towards an employee of GSK by Dr. Slaoui, which occurred several years ago when he was an employee of GSK. Upon receipt of the letter, the GSK Board immediately initiated an investigation with an experienced law firm to investigate the allegations. The investigation of Dr. Slaoui's conduct substantiated the allegations and is ongoing.

Dr. Slaoui's behaviours are wholly unacceptable. They represent an abuse of his leadership position, violate company policies, and are contrary to the strong values that define GSK's culture. The company expects everyone at GSK to behave in accordance with its values, especially its leaders where its standards are the highest. Sexual harassment and any abuse of leadership position are strictly prohibited and will not be tolerated.

Christopher Corsico, SVP Development at GSK and a current member of the Galvani Board, has been appointed as the new Chair of the Board of Galvani. In addition, Amy Altshul, SVP Legal, R&D and Global Commercial Franchises at GSK, has also been appointed to the Board.

GSK's leadership is firmly committed to building a safe and respectful environment for every employee. The company has established policies and resources to manage issues related to workplace safety and conduct while protecting the privacy and wellbeing of its employees. Over the last few years, it has worked hard to prioritise and enhance efforts to ensure that all employees feel respected and included.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

About Galvani Bioelectronics
Galvani Bioelectronics is a medical research company dedicated to the development of bioelectronic medicines to treat chronic diseases. Formed through a partnership between two global healthcare companies, GlaxoSmithKline (GSK) and Verily Life Sciences (formerly Google Life Sciences), a subsidiary of Alphabet Inc. in 2016, Galvani Bioelectronics combines life science knowledge with expertise in software and electronics for clinical applications.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 24, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc